FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of December 2010
CGG-Veritas
Tour Maine Montparnasse - 33 Avenue du Maine - BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ___________

CGGVeritas Announces Enhanced Profitability Plan
Increased focus on operational performance, costs reductions and technology differentiation
$150 million positive impact on operating income by 2012
PARIS, France – December 16th 2010 – CEO Jean-Georges Malcor and his Executive Committee presented a companywide plan today to improve profitability and reinforce the leading position of CGGVeritas in high-end seismic technology and solutions.
This plan is driven by a recently appointed executive team, operating a leaner organization that was put in place mid October.
A streamlined organization for increased efficiency
To meet the objectives of the plan, CGGVeritas has simplified and rationalized its organization to be even closer to its clients and to focus on operational excellence and technology differentiation.
The new CGGVeritas organization is based around 5 Divisions, Equipment, Marine, Land, Processing Imaging & Reservoir, Multi-Client, and a global Sales, Marketing and Geomarket network, this being supported by transverse Functions including Technology, Global Operation Excellence, Business Development, Finance & Strategy, Human Resources, as well as a General Secretary, also in charge of HSE.
Major initiatives across all businesses
Equipment – continued excellence: Continuing to surpass the demands of its clients, Sercel will further advance its leadership through innovation, increased R&D and expanding its manufacturing knowhow. With its unrivaled install base and increasing demand for technology intensity, Sercel is well positioned to generate excellent financial performance across the cycles and well into the future.
Marine – closing the gap: In Marine the plan focuses on a new series of initiatives aimed at increasing profitability through better utilization of maritime assets, a lower cost base and tighter project management.
The plan also focuses on the continued repositioning and upgrade of the fleet in order to provide our clients with the most advanced seismic technology within a market where the growth in demand is expected to balance supply in the second half of 2011. It also includes the progressive introduction of our new breakthrough solution BroadSeis which is already raising considerable interest in the market.
Land – optimizing positions: In Land, the plan reinforces both our leadership and our local partnerships in core markets such as the Arctic and Middle-East, while better adapting our North American position outside the winter season.
Processing, Imaging & Reservoir – advancing our leadership: To enhance profitability of this important differentiator for CGGVeritas, the plan focuses on accelerating technology innovation and further extending leadership in advanced seismic reservoir characterization.
Multi-Client – balancing the portfolio: To continue to strengthen the performance of our data library our plan aims at better geographically balancing our multi-client investments in new and promising basins worldwide, especially around non conventional plays.

Operating income improvement
Overall cost reductions and performance enhancements achieved through the execution of this program will lead to a positive impact on the company’s operating income expected to reach $150 million by the end of 2012, with a first effect of $75 million in 2011.
•	Cost reductions are estimated at $75 million and are essentially driven by the streamlined organization, SG&A and overhead reductions, supply chain improvements and lower non-quality costs.

•	Performance improvement across all activities will also lead to an estimated $75 million operating income increase, including a significant contribution from Marine and a positive impact from technology and commercial differentiation across all activities.
The plan includes 2011 Capex at $600 million, inclusive of $85 million for the Oceanic Sirius. The objective of our plan is to generate positive cash flow even at the lowest point of a business cycle.
Plan implementation is expected to lead to non-recurring exceptional charges in the fourth quarter 2010 of up to $130 million. Charges include multi-client net book value adjustments of around $90 million and restructuring charges of around $40 million.
CGGVeritas CEO, Jean-Georges Malcor commented:
“Along with my executive team, I am committed to actively putting this plan in place to increase our operational performance and improve profitability, especially in marine. We will further boost the commercial impact of the company’s leading products and solutions such as our new breakthrough BroadSeis. The plan’s overall objective is to generate positive cash flow at a cycle low.
I am confident that, with this plan and the support of all our employees, CGGVeritas is well poised to increasingly benefit from its technical differentiation in the progressively recovering seismic services market.
Going forward, we will intensify our focus on working together with our clients to address their ever increasing exploration and production challenges while further developing our leadership, improving our profitability and maximizing shareholder value.”
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 16th, 2010	Gerard CHAMBOVET
Senior EVP Corporate